Exhibit 12

AMERICAN GENERAL FINANCE CORPORATION AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(dollars in thousands)	2007	2006	2007	2006
Earnings: Income before provision for income taxes	$ 64,182	$181,264	$ 17,314	$380,568
Interest expense	296,527	279,287	594,193	533,373
Implicit interest in rents	5,312	4,987	10,679	9,970
Total earnings	$366,021	$465,538	$622,186	$923,911
Fixed charges: Interest expense	$296,527	$279,287	$594,193	$533,373
Implicit interest in rents	5,312	4,987	10,679	9,970
Total fixed charges	$301,839	$284,274	$604,872	$543,343
Ratio of earnings to fixed charges	1.21	1.64	1.03	1.70

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